March 3, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the "Trust"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the Trust and certain series of the Trust, the Power Momentum Index Portfolio (formerly known as JNF SSgA Sector Rotation Portfolio and the Power Dividend Index Portfolio (formerly known as JNF SSgA Tactical Allocation Portfolio). The primary purpose of the proxy statement is to solicit shareholder approval of an investment advisory agreement with W.E. Donoghue & Co., LLC for the portfolios noted above.

If you have any questions, please contact John Domaschko at (513) 352-6559 or Parker Bridgeport (614) 469-3238.

Sincerely,

/s/ Parker Bridgeport

Associate

Thompson Hine LLP

846255.1